FOSTER'S
GROUP

SUPPL

09046733

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Foster's Approves $US500 Million Asian Debt Syndication '

Released: 30 July 2009

Pages: 2
(including this page)

FILE NO: 082-01711

Fosters Brewing

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jane.dowsey@fostersgroup.com or
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FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S
GROUP

30 July 2009

FOSTER'S APPROVES $US500 MILLION ASIAN DEBT SYNDICATION

The Board of Foster's Group Limited (Foster's) has approved a $US500 million 3-year syndicated debt facility, following a recent successful road-show and invitation to Asian bank debt markets.

The $US500 million Asian debt facility includes a fully drawn tranche and revolving facilities in Australian and United States dollar denominations. The initial $US300 million facility was more than 2 times oversubscribed and increased to $US500 million following a review of commitments from Asian banks.

"We are very pleased with the response", said Chief Financial Officer, Angus McKay. "With strong cashflow characteristics and an outstanding brand portfolio, Foster's received excellent support from Asian banks."

"While Foster's retains substantial existing un-drawn facilities, this raising ensures we maintain a strong and diversified medium term committed liquidity position for the Group", McKay said.

The facility will be used for general corporate purposes and to maintain liquidity.

ANZ Bank Group Limited, Commonwealth Bank of Australia and The Bank of Tokyo-Mitsubishi UFJ, Limited were the Mandated Lead Arrangers and Joint Book-Runners for this debt raising.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623